This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated May 18, 2012, and the related Letter of Transmittal and any amendments or supplements thereto. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. The Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

GTSI Corp.

at

$7.75 Net Per Share

by

UNICOM SUB ONE, INC.,

a wholly-owned subsidiary of

UNICOM Systems, Inc.

UNICOM SUB ONE, INC., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of UNICOM Systems, Inc., a California corporation (“Parent”) is offering to purchase for cash all outstanding shares of common stock, par value $0.005 per share (“Shares”), of GTSI Corp., a Delaware corporation (“GTSI”), at a price of $7.75 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 18, 2012 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, JUNE 15, 2012, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as May 7, 2012, among Parent, Purchaser and GTSI (the “Merger Agreement”), pursuant to which, after completion of the Offer and the satisfaction or waiver of certain limited conditions, Purchaser will be merged with and into GTSI, with GTSI being the surviving corporation after such merger (the “Merger”) and each issued and outstanding Share (other than Shares owned by Parent, Purchaser or held in treasury by GTSI, or by any stockholder of GTSI who is entitled to and properly exercises appraisal rights under Delaware law) will, by virtue of the Merger and without any action on the part of the holder thereof be canceled and converted into the right to receive an amount in cash equal to the per Share price paid pursuant to the Offer, without interest and less any applicable withholding taxes, payable upon the surrender of the certificate formerly representing such Share. As a result of the Merger, GTSI will cease to be a publicly traded company and will become a wholly-owned subsidiary of Parent. The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms and conditions of the Offer and not withdrawn prior to the expiration of the Offer that number of Shares which, immediately following the time that Purchaser has accepted for payment all Shares pursuant to the Offer, the number of Shares which, when added to any shares already owned by Purchaser, Parent or their affiliates, if any, represents at least one Share more than 50% of the issued and outstanding shares on a fully diluted basis (assuming the exercise of all options, warrants and other rights to purchase Shares) as of the expiration of the Offer. The foregoing condition is referred to as the “Minimum Tender Condition.” The Minimum Tender Condition may only be waived by Purchaser with the prior written consent of GTSI. The Offer is also subject to other conditions described in the Offer to Purchase.

The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and the entire equity interest in, GTSI. Following the consummation of the Offer, Purchaser intends to effect the Merger.

The board of directors of GTSI (the “Company Board”) has unanimously (i) authorized and approved the execution, delivery and performance of the Merger Agreement, (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”), (iii) determined that the terms of the Merger Agreement, the Merger, the Offer and the other Transactions contemplated by the Merger Agreement are advisable and fair to and in the best interests of GTSI and the GTSI stockholders, and (iv) recommended that the GTSI stockholders accept the Offer and tender their shares pursuant to the Offer and, if required by applicable law, vote in favor of the adoption of the Merger Agreement.

GTSI has agreed to grant Purchaser an irrevocable option to purchase (the “Top-Up Option”), at a price per Share equal to the Offer Price, a number of Shares equal to the number of Shares that, when added to the number of Shares owned by Parent, Purchaser or any other subsidiary of Parent at the time of exercise, constitutes one Share more than the number of shares necessary for Purchaser to be merged into GTSI in a “short form” merger pursuant to Section 253 of the Delaware General Corporation Law, (i.e., 90% of the Shares then outstanding after giving effect to the issuance of such Shares). The Top-Up Option is exercisable only once within two business days after the purchase of and payment for Shares pursuant to the Offer by Purchaser. The Top-Up Option is not exercisable if the number of Shares subject thereto exceeds the number of authorized Shares available for issuance.

Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (“SEC”) and The NASDAQ Stock Market, Purchaser reserves the right to waive or otherwise modify or amend any of the terms and conditions of the Offer; but, among other things, Purchaser may not reduce the price offered per Share or the number of Shares subject to the Offer, change the form of consideration payable in the Offer, waive or amend the Minimum Tender Condition or otherwise modify the Offer in a manner adverse to holders of Shares without GTSI’s consent. The Merger Agreement further provides that Purchaser will extend the Offer for up to two consecutive periods of five days each if at the scheduled expiration date of the Offer any condition to the Offer is not satisfied. In addition, Purchaser shall extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or its staff.

Pursuant to Rule 14d-11 of the General Rules and Regulations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), Purchaser may if requested by GTSI elect to provide a subsequent offering period of between 10 and 20 business days following Purchaser’s acceptance of Shares tendered in the Offer. No withdrawal rights apply to Shares tendered in a subsequent offering period, and no withdrawal rights apply during a subsequent offering period with respect to Shares previously tendered in the Offer and accepted for payment.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled expiration of the Offer.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in payment for Shares.

In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, and (c) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time on or before the expiration of the Offer. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn at any time after July 17, 2012, which is the 60th day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer. For a withdrawal of Shares to be effective, the Depositary must receive at one of its addresses set forth on the back cover of the Offer to Purchase a written or facsimile transmission notice of withdrawal before the Offer has expired or the Shares have been accepted for payment Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the record owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates. Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent (listed below) or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the expiration of the Offer.

The Purchaser has requested from GTSI a list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on GTSI’ stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash as payment for the Shares pursuant to the Offer or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. For a more detailed description of certain U.S. federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Shares should consult its own tax advisor regarding the tax consequences of the Offer and the Merger, including such holder’s status as a U.S. holder or a non-U.S. holder, as well as any tax consequences that may arise under the laws of any federal, state, local, foreign or other taxing jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense.

Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders Call Toll-Free: 1-888-750-5834

Banks and Brokers Call Collect: 1-212-750-5833